SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 October 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Posting of Document dated 07 October 2005

99.1

7 October 2005

                                           INTERCONTINENTAL HOTELS GROUP PLC ("the Company")

                                                          POSTING OF DOCUMENT

Further to the announcement  made on 8 September 2005 regarding the proposed disposal of Hôtel  Inter-Continental  Paris SAS to DABICAM
SAS, an affiliate of GIC Real Estate Pte. Ltd, the circular,  notice of  Extraordinary  General  Meeting (the "EGM") and proxy form are being posted to shareholders today.  The EGM seeking shareholder approval for the sale is to be held on 26 October 2005.

The Company  announces  that copies of the  circular  have been sent to the UK Listing  Authority  and will  shortly be  available  for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

This information is provided by RNS, the company news service from the London Stock Exchange

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson)
+44 (0) 1753 410 176 +44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon)
+44 (0) 1753 410 425 +44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and over 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts,
Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide. In addition to this, InterContinental Hotels Group has a
47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	07 October 2005